UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Sogou Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

83409V104

(CUSIP Number)

Timothy B. Bancroft

Goulston & Storrs PC

400 Atlantic Avenue

Boston, MA 02110

Tel: (617) 574-3511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 7 Pages)

CUSIP NO. 83409V104	13D	PAGE 2 OF 7 PAGES

1.	NAME OF REPORTING PERSON Charles Zhang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,686,863 Class A Ordinary Shares, represented by 24,686,863 American depositary shares (“ADSs”)
	9.	SOLE DISPOSITIVE POWER 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 83409V104	13D	PAGE 3 OF 7 PAGES

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class A ordinary shares, par value $.001 per share (“Class A Ordinary Shares”), of Sogou Inc., a Cayman Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.

The Issuer’s ADSs are listed on the New York Stock Exchange under the symbol “SOGO.”

Item 2.	Identity and Background.

The person filing this statement is Dr. Charles Zhang (the “Reporting Person”).

Dr. Zhang’s business address is c/o Sohu.com Limited, Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

The Reporting Person is the Chairman of the Board and Chief Executive Officer of Sohu.com Limited, a Cayman Islands company (“Sohu.com”). Sohu.com is an online media, search and game service group providing comprehensive online products and services on PCs and mobile devices in China. Its principal executive offices are located at Sohu.com Media Plaza, No. 2, Kexueyuan South Road, Haidian District, Beijing, 100190, People’s Republic of China.    The Reporting Person is also the Chairman of the Board of the Issuer.

During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

The 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs, beneficially owned by the Reporting Person (collectively, the “Shares”) were previously reported in a statement on Schedule 13G initially filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on February 13, 2018 and amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 1, 2019. The Reporting Person purchased the Shares from the Issuer in October 2010 through his investment fund Photon Group Limited, a British Virgin Islands company (“Photon”), for an aggregate purchase price of $15,429,289 with the Reporting Person’s personal funds.

CUSIP NO. 83409V104	13D	PAGE 4 OF 7 PAGES

Item 4.	Purpose of the Transaction.

The Reporting Person purchased the Shares for investment purposes.

Tencent Holdings Limited Non-Binding Proposal to Acquire the Issuer

On July 27, 2020, Tencent Holdings Limited, for itself or on behalf of its affiliates (collectively, “Tencent”), submitted to the Issuer’s board of directors a letter (the “Proposal Letter”) containing Tencent’s preliminary non-binding proposal to acquire all of the outstanding ordinary shares, including ordinary shares represented ADSs, of the Issuer that are not already owned by Tencent for $9.00 in cash per ordinary share or ADS (the “Proposed Transaction”). The Proposed Transaction, if completed, would result in the Issuer becoming a privately-held, indirect wholly-owned subsidiary of Tencent Holdings Limited, and the Issuer’s ADSs would be delisted from the New York Stock Exchange. The Proposal Letter stated that it is Tencent’s preliminary indication of interest; is incomplete and is not a binding offer or agreement, or agreement to make a binding offer or agreement at any point in the future; and does not create any binding rights or obligations of any person. For a detailed description of the Proposal Letter and the Proposed Transaction, see the Form 6-K furnished by the Issuer to the SEC on July 28, 2020.

Support Agreement between the Reporting Person and Tencent Holdings Limited

On July 27, 2020, the Reporting Person, as a shareholder of the Issuer, entered into a support agreement with Tencent Holdings Limited (the “Support Agreement”), pursuant to which the Reporting Person has agreed that he will, and will cause his affiliates (which for purposes of the Support Agreement does not include the Issuer, Sohu.com, or any controlled affiliate of the Issuer or Sohu.com) to, (a) work with Tencent Holdings Limited to support and facilitate the Proposed Transaction, as the same may be revised from time to time and set forth in definitive agreements between Tencent Holdings Limited and the Issuer (the “Transaction”); (b) at any annual or extraordinary general meeting of the shareholders of the Issuer or in connection with any written consent of the shareholders of the Issuer, vote or deliver a written consent covering all of his Shares in favor of the approval, adoption and authorization of the Transaction; and (c) sell (by merger, share transfer or otherwise) all the Shares to Tencent Holdings Limited prior to or in the Transaction at the price per ordinary share to be paid to the other shareholders of the Issuer in the Transaction. In addition, the Reporting Person has agreed to irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal, and any similar rights relating to the Transaction that he or any other person may have by virtue of, or with respect to, any of the Shares.

CUSIP NO. 83409V104	13D	PAGE 5 OF 7 PAGES

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned:

As of the date of this statement the Reporting Person beneficially owns or may be deemed to beneficially own 24,686,863 Class A Ordinary Shares[1], represented by 24,686,863 ADSs, of the Issuer.

Percent of Class: 6.4%

The foregoing percentage is calculated based on 388,731,140 outstanding ordinary shares of the Issuer, consisting of 109,973,265 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares, par value $0.001 per share (“Class B Ordinary Shares”), of the Issuer outstanding as of December 31, 2019 as reported in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2019 filed by the Issuer with the SEC on April 21, 2020.

(b)	Number of shares as to which Reporting Person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs[2].

(iii) sole power to dispose or to direct the disposition of: 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs[3].

(iv) shared power to dispose or to direct the disposition of: 0

[1]

Consists of 24,686,863 Class A Ordinary Shares, represented by 24,686,863 ADSs, owned by Photon, which has sole dispositive power with respect to such shares. The Reporting Person is one of the Directors of Photon and may be deemed to beneficially own such 24,686,863 Class A Ordinary Shares. Photon is a British Virgin Islands corporation with principal offices at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Photon is an investment holding company. During the five years prior to the date of this statement, neither Photon nor any of its directors, officers, shareholders, or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also, during the five years prior to the date hereof, neither Photon nor any of its directors, officers, shareholders, or control persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

[2]

See Footnote 1. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. As a result, the 24,686,863 Class A Ordinary Shares reported hereby represent approximately 0.9% of the voting power of the combined total of the outstanding Class A Ordinary Shares and Class B Ordinary Shares of the Issuer. With respect to matters requiring a shareholder vote, Class A Ordinary Shares and Class B Ordinary Shares of the Issuer are voted together as a single class. In addition, the 24,686,863 Class A Ordinary Shares beneficially owned by the Reporting Person are subject to a voting agreement entered into as of September 16, 2013 and amended as of August 11, 2017 by and among the Issuer, Sohu.com (Search) Limited, Photon, and the other parties thereto (the “Voting Agreement”), pursuant to which Photon has agreed to vote such shares to elect Sohu.com’s designees to the Board of Directors of the Issuer.

[3]	See Footnote 1.

CUSIP NO. 83409V104	13D	PAGE 6 OF 7 PAGES

(c)	The following transactions have been effected during the past 60 days:

None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shares beneficially owned by the Reporting Person are subject to the Voting Agreement, pursuant to which Photon has agreed to vote such Shares to elect Sohu.com’s designees to the Board of Directors of the Issuer.

The information regarding the Support Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

7.1	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of the Issuer’s Management, as amended as of August 11, 2017 (incorporated by reference to Exhibit 4.6 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 21, 2020).

7.2	Proposal Letter from Tencent to the board of directors of the Issuer, dated as of July 27, 2020 (incorporated herein by reference to Exhibit A to Exhibit 99.1 to Current Report on Form 6-K furnished to the SEC by the Issuer on July 28, 2020).

7.3	Support Agreement, dated July 27, 2020, by and between the Reporting Person and Tencent Holdings Limited.

CUSIP NO. 83409V104	13D	PAGE 7 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2020

/s/ Charles Zhang
Charles Zhang